Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549
January 26, 2022
VIA EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re: Notice of Disclosure filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), notice is hereby provided that Intel Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 25, 2021, which was filed with the Securities and Exchange Commission on January 26, 2022.
Sincerely,

Intel Corporation

By:	/s/ Susie Giordano
Name:	Susie Giordano
Title:	Corporate Vice President and Corporate Secretary